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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 Schedule 13D
                   Under the Securities Exchange Act of 1934

                       Financial Performance Corporation
          -----------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
          -----------------------------------------------------------
                        (Title of Class of Securities)

                                   317630309
          -----------------------------------------------------------
                                (CUSIP Number)

                          William V.A. Zorn, Esquire
         McLane, Graf, Raulerson & Middleton, Professional Association
                                 P.O. Box 326
                          Manchester, N.H. 03105-0326
                                (603) 625-6464
          -----------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               January 16, 2001
          -----------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]
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      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      James M. Willey: ###-##-####
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS (See Instructions)
 4
      OO

      Securities received by James M. Willey trustee of the James M. Willey Trust - 1995 as partial consideration for the sale of 84 shares Common Stock of Willey Brothers, Inc., a New Hampshire closely held corporation, by James M. Willey trustee of the James M. willey Trust - 1995.
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          756,250
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          756,250
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      756,250
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      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                                 [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.8%
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      TYPE OF REPORTING PERSON
14
      IN
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ITEM 1. SECURITY AND ISSUER

     This Schedule relates to the Common Stock, $.01 par value, of Financial Performance Corporation.

ITEM 2. IDENTITY AND BACKGROUND

(a)  James M. Willey

(b)  536 Central Road, P.O. Box 487, Rye, NH 03871

(c)  Officer of subsidiary of Issuer.

(d) James M. Willey has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) James M. Willey has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  United States of America

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Securities received by James M. Willey trustee of the James M. Willey Trust - 1995 as partial consideration for the sale of 84 shares Common Stock of Willey Brothers, Inc., a New Hampshire closely held corporation, by James M. Willey trustee of the James M. Willey Trust - 1995.

ITEM 4. PURPOSE OF TRANSACTIONS.

     The Securities were received by James M. Willey trustee of the James M. Willey Trust - 1995 as partial consideration for the sale of 84 shares Common Stock of Willey Brothers, Inc., a New Hampshire closely held corporation, by James M. Willey trustee of the James M. Willey Trust - 1995.

     In the event that the value per share of the Issuer's common stock exceeds an average of $5 per share for a seven business day period, Mr. Willey shall have the right to convert a certain promissory note with a principal amount of $1 million dollars into common stock of the Issuer. In the event that Mr. Willey exercises his right to convert the promissory note to shares of Common Stock of the Issuer, Mr. Willey shall have the right to receive the number of shares of common stock of the Issuer equal to the result of the outstanding principal amount of the promissory note plus accrued interest divided by $3.
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   James M. Willey does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. James M. Willey may, at any time and from time to time, engage in further purchases or sales of the issuer's securities.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)  Common Stock, $.01 par value, of Financial Performance Corporation:
756,250; 5.8%.

(b) James M. Willey trustee of the James M. Willey Trust - 1995 possesses sole power to vote or direct the vote and dispose or direct the disposition of the securities.

(c) James M. Willey trustee of the James M. Willey Trust - 1995 received the securities on January 16, 2001:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     James M. Willey trustee of the James M. Willey Trust - 1995 is a party to a voting agreement in which James M. Willey trustee of the James M. Willey Trust - 1995 agrees to vote in favor of (1) the approval of the conversion rights granted by the Issuer to James M. Willey trustee of the James M. Willey Trust - 1995 and Thomas P. Willey trustee of the Thomas P. Willey Revocable Trust of 1998, and (2) the conversion of certain shares of Class A Convertible Preferred Stock of the Issuer to Common Stock of the Issuer.

     The Securities are subject to the following restrictions (i) James M. Willey trustee of the James M. Willey Trust - 1995 shall not sell the Securities during the twelve month period immediately following January 11, 2001, (ii) James M. Willey trustee of the James M. Willey Trust - 1995 shall not sell more than twenty-five percent (25%) of the Issuer's shares originally issued to the holder during each of the second and third twelve month periods following January 11, 2001, and (iii) James M. Willey trustee of the James M. Willey
Trust - 1995 shall not sell more than fifty percent (50%) of the Issuer's shares originally issued to the holder during each of the fourth or fifth twelve month periods following January 11, 2001; and provided that the holder of such shares may transfer such shares to the holder's spouse, any immediate descendants of the transferor or any trust for the exclusive benefit of any of the foregoing; and provided further that such holder shall provide the Issuer with prior written notice of any such transfer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A: Voting Agreement
Exhibit B: Stock Transfer Restriction
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   After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

   January 24, 2001

   /s/ James M. Willey
   -------------------
   James M. Willey